Fidelity Bond Coverage
Total amount of coverage the registered management investment company named as an insured would have been required to provide and maintain had such registered management investment company not been named under a joint insured bond: $75,000.
No other named insured other than the registered management investment company would have been required to provide and maintain a bond pursuant to federal statutes or regulations had it not been named as an insured under the joint insured bond.

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